

March 28, 2013

Via E-mail
Mr. John Amato
General Counsel
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

      Re: **McMoRan Exploration Co.**
             Amendment No. 2 to Schedule 13E-3
             Filed March 12, 2013
             File No. 005-54951

Dear Mr. Amato:

We have reviewed your amendment, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1.   Please revise your filing to file or incorporate by reference the term loan agreement, indenture and senior notes that FCX intends to use to finance the cash portion of the consideration to the MMR shareholders. Please refer to Item 1016(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas N. Currault II
        Freeport-McMoRan Copper & Gold Inc.

        David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz

        Michael J. Aiello
        Weil, Gotshal & Manges LLP